

July 11, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: J.P. Morgan Exchange-Traded Fund Trust
        Issuer CIK: 0001485894
        Issuer File Number: 333-191837 / 811-22903
        Form Type: 8-A12B
        Filing Date: July 11, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the JPMorgan Fundamental Data Science Large Value ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications